Accession Number: 0000950136-07-006446 filed on September 18, 2007 at approximately 2:37 p.m. was made in error and was not intended to be for this
Issuer. The correct filing was originally made under accession number
0000950136-07-006448 on September 18, 2007 at approximately 2:38 pm.